CERTIFICATE OF ELIMINATION
OF
SERIES A PARTICIPATING CUMULATIVE PREFERRED STOCK
OF
CHESAPEAKE UTILITIES CORPORATION

(Pursuant to Section 151(g) of the General Corporation Law of the State of Delaware)
Chesapeake Utilities Corporation, a Delaware corporation (the “Corporation”), certifies as follows:
1.The Corporation created a series of preferred stock of the Corporation by previously filing a Certificate of the Voting Powers, Designation, Preferences and Relative Participating Common Optional and Other Special Rights and Qualifications, Limitations, or Restrictions of Series A Participating Cumulative Preferred Stock (the “Certificate of Designation”) with the Secretary of State of the State of Delaware (the “Secretary of State”) on August 25, 1999.
2.The Certificate of Designation is incorporated into the Corporation’s Amended and Restated Certificate of Incorporation, as amended (the “Charter”).
3.The Certificate of Designation authorized the issuance of 200,000 shares of preferred stock of the Corporation, par value of $0.01 per share, designated as the Series A Participating Cumulative Preferred Stock (the “Series A Preferred Stock”).
4.Pursuant to the provisions of Section 151(g) of the General Corporation Law of the State of Delaware, the Board of Directors of the Corporation adopted the following resolutions:
NOW, THEREFORE, BE IT RESOLVED, that the Corporation be, and hereby is, authorized and directed to file with the Secretary of State of the State of Delaware a Certificate of Elimination containing these resolutions, with the effect under the General Corporation Law of the State of Delaware of eliminating from the Charter all matters set forth in the Certificate of Designation.
FURTHER RESOLVED, that none of the authorized shares of Series A Preferred Stock are outstanding, and none of the authorized shares of Series A Preferred Stock will be issued prior to the filing of the Certificate of Elimination with the Secretary of State of the State of Delaware.
FURTHER RESOLVED, that the Authorized Officers be, and each of them with full power to act without the other is, hereby authorized, directed, and empowered, in the name and on behalf of the Corporation, (i) to execute the Certificate of Elimination, (ii) to cause the Certificate of Elimination, when duly executed, to be filed with the Secretary of State of the State of Delaware, and (iii) to do all such other acts and things and to execute and deliver all such other documents as the Authorized Officers or either of them may deem necessary or desirable to carry out the intent of the foregoing resolutions in accordance with the applicable provisions of the General Corporation Law of the State of Delaware.
5.Pursuant to the provisions of Section 151(g) of the General Corporation Law of the State of Delaware, all references to the Series A Preferred Stock in the Charter are hereby eliminated, and the shares that were designated to such series are hereby returned to the status of authorized but unissued shares of preferred stock of the Corporation.
The Corporation has caused this Certificate of Elimination to be duly executed as of the 27th day of February, 2018.

CHESAPEAKE UTILITIES CORPORATION

By: /s/ Beth W. Cooper
Name: Beth W. Cooper
Its: Senior Vice President and Chief Financial Officer